Exhibit 99.3

CONSENT OF EXPERT

FILED BY SEDAR

June 6, 2011

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
New Gold Inc.

Dear Sirs/Mesdames:

Re:	Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada, dated March 2, 2011; readdressed June 6, 2011

I, Ronald G. Simpson, P. Geo., do consent to the filing of the report titled “Technical Report, Blackwater Gold Project, British Columbia (the “Technical Report”), prepared for New Gold Inc. and Silver Quest Resources Ltd. dated March 2, 2011 and readdressed June 6, 2011, on SEDAR. I also consent to the filing of the Technical Report with the securities regulatory authorities referred to above and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Sincerely,

/s/ Ronald G. Simpson

Ronald G. Simpson, P. Geo.
President
GeoSim Services Inc.